UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                         For the month of February, 2007

                           SPIRENT COMMUNICATIONS plc
      _____________________________________________________________________
                 (Translation of registrant's name into English)

   Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                  RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________










TR-1(i):               NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Identity of the issuer or the underlying issuer of existing        Spirent Communications Plc
shares to which voting rights are attached(ii):

2. Reason for the notification (please tick the appropriate box or boxes): n/a see additional information

An acquisition or disposal of voting rights

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify): Initial implementation of the Transparency Directive                    X

3. Full name of person(s) subject to the notification              Legal & General Group Plc (L&G)
   obligation(iii):

4. Full name of shareholder(s) (if different from 3.)(iv):       Legal & General Assurance (Pensions
                                                                      Management) Limited (PMC)

5. Date of the transaction and date on which the threshold is                    N/A
   crossed or reached(v):

6. Date on which issuer notified:                                            19/02/07

7. Threshold(s) that is/are crossed or reached:                             Above 3% (L&G)

8. Notified details:





A: Voting rights attached to shares


Class/type of    Situation previous to Resulting situation after the triggering transaction(vii)
shares           the Triggering
                 transaction (vi)

 if possible     Number of  Number of  Number of    Number of voting rights   % of voting rights
using the ISIN   Shares     Voting     shares       ix
CODE                        Rights
                            viii       Direct       Direct  x    Indirect xi  Direct       Indirect


GBX Ord 3.333333 30,146,753      3.16% 32,253,928   32,253,928                3.64%
             (Under S-198 on 02/08/04)





B: Financial Instruments


Resulting situation after the triggering transaction xii


Type of financial    Expiration date Exercise/ Conversion      Number of voting rights    % of voting
instrument           xiii            Period/ Date xiv          that may be acquired if    rights
                                                               the instrument is
                                                               exercised/ converted.




Total (A+B)


Number of voting rights                            % of voting rights


   32,253,928                                             3.64%





9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:


Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

                   Legal & General Group Plc (Direct) (L&G) (32,253,928 - 3.64% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited       Legal & General Insurance Holdings Limited (Direct)
(Direct) (LGIMHD) (27,833,444 - 3.14% = PMC)                   (LGIH)

Legal & General Assurance (Pensions Management) Limited  (PMC) Legal & General Assurance Society Limited  (LGAS & LGPL)
(27,833,444 - 3.14% = PMC)
                                                               Legal & General Pensions Limited (Direct)  (LGPL)


Proxy Voting:

10. Name of the proxy holder:                                                       N/A

11. Number of voting rights proxy holder will cease to hold:                        N/A

12. Date on which proxy holder will cease to hold voting rights:                    N/A


13. Additional information:             Notification using the total voting rights figure of
                                                             885,719,966

                                               First notification under DTR Sourcebook


14. Contact name:                                                    Helen Lewis


15. Contact telephone number:                                       020 7528 6742



Additional Information


Contact at Issuer:           Michael Anscombe (Deputy Company Secretary)
                             Spirent Communications plc



Telephone:                     01293 767676

Notes to the Forms

--------------------------


(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.


(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.


(iii) This should be the full name of (a) the shareholder; (b) the natural person or legal entity acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h) , the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the natural person or legal entity that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the natural person or legal entity holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and natural person or legal entity lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the natural person or legal entity who has a life interest in shares if that person or entity is entitled to exercise the voting rights attached to the shares and the natural person or legal entity who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the controlling natural person or legal entity and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the natural person or legal entity that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.


(iv)              Applicable in the cases provided for in DTR 5.2.1 (b) to (h).
This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2 unless the holdings of the shareholder would be lower than 5% of the total number of voting rights.


(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.


The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect. For passive crossings, the date when the corporate event took effect.


(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 5%, please state 'below 5%'.

vii If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 5%.


For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii                   Direct and indirect

ix              In case of combined holdings of shares with voting rights
attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

X              Voting rights to shares held by notifying party (DTR 5.1)

xi                     Voting rights held by the notifying party independently
of any holding of shares (DTR 5.2.1)

xii             If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 5%.

xiii             date of maturity / expiration of the finical instrument i.e.
the date when the right to acquire shares ends.

xiv                   If the financial instrument has such a period-please
specify the period- for example once every three months starting form the (date)

xv             The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, [DEL:i:DEL]nsofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi             This annex is only to be filed with the competent authority.

xvii            Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______MICHAEL ANSCOMBE______

                                                     (Registrant)

Date: 20 February, 2007                       By   ____/s/ Michael Anscombe____

                                                    (Signature)*